FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2003

                        Commission File Number: 000-50456


                               Purcell Energy Ltd.
             (Exact name of registrant as specified in its charter)


            Suite 950, 250 - 6 Avenue S.W., Calgary, Alberta T2P 3H7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]          Form 40-F  [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes  [_]               No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

EXHIBIT NO.           DESCRIPTION
-----------           -----------

99.1 Press release, dated November 24, 2003, entitled "Purcell Energy and Anadarko Canada Strike Second Joint Venture on Tenaka, BC Property"

99.2 Press release, dated November 27, 2003, entitled "Purcell Energy Earns $3.6 Million in First Nine Months and Continues to Increase Production"

99.3 Purcell Energy Ltd. Third Quarter Report for the period ending September 30, 2003

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Purcell Energy Ltd.
                                            (Registrant)



Date:  December 2, 2003                     By: /s/ T.L. Lindquist
                                                ------------------------------
                                            Name:  T.L. Lindquist, C.A.
                                            Title: Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.           DESCRIPTION
-----------           -----------

99.1 Press release, dated November 24, 2003, entitled "Purcell Energy and Anadarko Canada Strike Second Joint Venture on Tenaka, BC Property"

99.2 Press release, dated November 27, 2003, entitled "Purcell Energy Earns $3.6 Million in First Nine Months and Continues to Increase Production"

99.3 Purcell Energy Ltd. Third Quarter Report for the period ending September 30, 2003